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                                                                   Exhibit 99(d)




MPW Industrial Services Group, Inc. (ticker: MPWG, exchange: NASDAQ) News Release - 22-Aug-2000
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MPW Special Committee and Management Revise Agreement in Principle to Acquire
The Company

HEBRON, Ohio, Aug. 22 /PRNewswire/ -- MPW Industrial Services Group, Inc. (Nasdaq: MPWG) today announced that Chairman and Chief Executive Officer Monte
R. Black has withdrawn his previously announced proposal to acquire the Company in a cash merger at $9.00 per share, which had been agreed to in principle by the Special Committee of its Board of Directors and that, after further negotiations, the Special Committee and Mr. Black have agreed in principle to a revised proposal at $8.25 plus an additional amount if the sale of certain Company assets generates proceeds in excess of targeted amounts. Mr. Black withdrew the prior proposal after being unable to obtain a commitment to finance the acquisition and assumption of MPW debt on terms acceptable to him.

The revised proposal is conditioned, among other things, on the sale of the Company's Facilities Services Group (the "Division"). The Division is one of the leading providers of filtration management and cleaning and maintenance solutions to automotive assembly and component plants in North America. Under the revised proposal, a corporation to be formed by Mr. Black would acquire the Company in a cash merger at $8.25 per share, plus an adjustment amount from the proceeds, if any, from the sale of the Division above certain levels. The unaffiliated shareholders would receive 100% of any net after tax proceeds above a threshold amount until they have received total consideration of $9.00 per share, and thereafter 20% of any remaining net after tax proceeds. The merger would not be completed unless and until the Division is sold, and any sale is not expected to occur until early 2001.

The transaction is subject to final negotiation and execution of a definitive merger agreement, including receipt by the Special Committee of a written fairness opinion from its financial adviser, Deutsche Banc Alex. Brown. The transaction will be further subject to approval by the holders of a majority of the unaffiliated shares of the Company at a special meeting of shareholders to be called to vote on the transaction. Mr. Black expects to have in place a commitment to finance the share acquisition and the assumption of the remaining debt of MPW upon execution of the merger agreement, which will follow the sale of the Division and use of the sale proceeds to pay down debt. MPW shares closed at $8.00 in trading yesterday.

The Company also announced that in connection with the anticipated privatization of the Company, Daniel P. Buettin, Vice President and Chief Financial Officer, and Robert J. Gilker, Vice President, Law and Administration, and Secretary, have resigned as officers of the Company. Ira O. Kane, President and Chief Operating Officer, will assume the duties of Chief Financial Officer until a successor can be found.

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MPW Industrial Services Group, Inc. is a leading provider of integrated, technically-based industrial cleaning and related facilities support services in North America. MPW offers four principal service lines that are integral to a wide variety of manufacturing processes. These four service lines are industrial cleaning and facility maintenance, industrial filtration management, industrial container cleaning and industrial process water purification.

The statements contained in this news release that are forward looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, competitive and other market factors, customer purchasing behavior, general economic conditions and other facets of the Company's business operations. Also, the Company's quarterly results of operations may fluctuate as a result of a number of factors including but not limited to the timing of customer activity and weather conditions. Additional information about these and other risks and uncertainties can be found in "Investment Considerations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999; and in other documents the Company files or has filed with the Securities and Exchange Commission. Further information may also be obtained at the Company's Internet site: www.mpwservices.com . SOURCE MPW Industrial Services Group, Inc.